FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2006

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---          ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes    No X
         ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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Materials Contained in this Report:

I. English translation of a notice concerning the dissolution of a subsidiary, as filed by the registrant with the exchanges in Japan, including the Tokyo Stock Exchange on April 7, 2006.

II. English translation of a Report of Bulk Holding (Amendment No. 11) that was filed with the Director of the Tokai Local Finance Bureau on April 7, 2006.

III. Press Release dated April 19, 2006, announcing Toyota Motor Corporation's list of executive nominees to be elected at the annual shareholders meeting and the board of directors meeting following the annual shareholders' meeting to be held in June, 2006.

IV. English translation of a Report of Bulk Holding (Amendment No. 7) that was filed with the Director of the Tokai Local Finance Bureau on April 19, 2006.

V. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on April 20, 2006.

VI. English translation of a Report of Bulk Holding (Amendment No. 7) that was filed with the Director of the Tokai Local Finance Bureau on April 28, 2006.

VII. English translation of a Report of Bulk Holding (Amendment No. 8) that was filed with the Director of the Tokai Local Finance Bureau on April 28, 2006.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        Toyota Motor Corporation



                                        By:    /s/ Masaki Nakatsugawa
                                            ------------------------------
                                            Name:  Masaki Nakatsugawa
                                            Title: General Manager of
                                                   Accounting Division



Date:  April 28, 2006


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